QN DIAGNOSTICS, LLC

FINANCIAL STATEMENTS

To the Joint Venture Board and Members
QN Diagnostics, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of QN Diagnostics, LLC as of December 31, 2009 and the related statements of operations, changes in members’ equity and cash flows for the period from July 30, 2009, (date of inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosers in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QN Diagnostics, LLC as of December 31, 2009, and the results of its operations and its cash flows for the for the period from July 30, 2009, (date of inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s loss from operations and lack of revenues raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/BehlerMick PS
BehlerMick PS
Spokane, Washington
March 26, 2010

QN DIAGNOSTICS, LLC
BALANCE SHEET

December 31, 2009
ASSETS

Current Assets:
Cash	$701,662
Accounts receivable	25,216
Prepaid expenses – related party	337,160
Total Current Assets	1,064,038

Property and equipment, net	8,024
Intangible assets, net	5,243,015

Total Assets	$6,315,077

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable – related party	$84,217
Accrued expenses	12,500

Total Current Liabilities	96,717

Commitments and Contingencies

Members’ Equity	6,218,360

Total Liabilities and Members’ Equity	$6,315,077

The accompanying notes are an integral part of these financial statements.

QN DIAGNOSTICS, LLC
STATEMENT OF OPERATIONS

July 30, 2009 (inception) through December 31, 2009

Revenues	$125,216

Costs and Operating Expenses:
General and administrative	18,900
Professional fees	70,146
Research and development	2,065,263
Amortization	206,985
Depreciation	699
Total Operating Expenses	2,361,993

Loss from Operations	(2,236,777)

Other Income:
Interest income	5,137
Total Other Income	5,137

Net Loss	$(2,231,640)

The accompanying notes are an integral part of these financial statements.

QN DIAGNOSTICS, LLC
STATEMENT OF CASH FLOWS

July 30, 2009 (inception) through December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,231,640)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	207,684
(Increase) decrease in:
Accounts receivable	(25,216)
Prepaid expenses	(337,160)
Increase (decrease) in:
Accounts payable	84,217
Accrued expenses	12,500

Net Cash Used by Operating Activities	(2,289,615)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for purchases of fixed assets	(8,723)

Net Cash Used by Investing Activities	(8,723)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from members	5,000,000
Distributions to members	(2,000,000)

Net Cash Provided by Financing Activities	3,000,000

Net Increase in Cash	701,662

Cash, Beginning of Period	-

Cash, End of Period	$701,662

Supplemental Cash Flow Disclosures:
Interest expense paid in cash	$-

Supplemental Disclosure of Non-Cash Financing and Investing Activities:
Fair value of member contribution of intangible assets	$5,450,000
The accompanying notes are an integral part of these financial statements.

QN DIAGNOSTICS, LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY

July 30, 2009 (inception) to December 31, 2009

BALANCE, JULY 30, 2009 (inception)	$-

Member cash contribution	5,000,000
Fair value of member contribution of intangible assets	5,450,000
Distribution to member	(2,000,000)
Net loss	(2,231,640)

BALANCE, DECEMBER 31, 2009	$6,218,360

The accompanying notes are an integral part of these financial statements

QN DIAGNOSTICS, LLC
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

QN Diagnostics, LLC, a Delaware limited liability company, was formed on July 30, 2009 by QuantRx Biomedical Corporation and NuRx Pharmaceuticals, Inc. as a 50/50 joint venture. The purpose of the joint venture is to develop and commercialize products incorporating lateral flow strip technology and related lateral flow strip readers. The Company is located at 5920 NE 112th Avenue, Portland, Oregon. When used in these notes, the terms “QND,” “Company,” “we,” “our,” “ours,” or “us” mean QN Diagnostics, LLC.

QND is a diagnostics company focused on the development and commercialization of innovative diagnostic products for the Point-of-Care (POC) markets based on its patented technology for the worldwide healthcare industry. This technology includes: RapidSense® and Q-Reader™ point-of-care testing products based on intellectual property related to lateral flow techniques for the consumer and healthcare professional markets.

The joint venture is managed by a board consisting of two QuantRx designees, two NuRx designees and an independent designee mutually selected by QuantRx and NuRx.  Subject to certain exceptions, board decisions are made by majority vote, provided that QuantRx and NuRx have veto rights with respect to certain matters.

2.	MANAGEMENT STATEMENT REGARDING GOING CONCERN

The Company has not generated sufficient revenues from operations to meet its operating expenses. The Company has primarily financed its operations through cash contributions from its members.

Management believes that given the current economic environment and our reliance on our members to continue to fund our operations, there is doubt about our ability to continue as a going concern. The Company currently has arrangements with its members to further fund its operations; however, there can be no assurance that they will provide us with the cash we need on a timely basis.

The Company believes that the successful growth and operation of its business is dependent upon its ability to do any or all of the following:

•	finalize development of and commercialize our products;

•	manage or control working capital requirements by containing operating expenses; and

•	develop new relationships with product distributors and other points of distribution for the Company’s products.

There can be no assurance that the Company will be successful in achieving its long-term plans as set forth above, or that such plans, if consummated, will enable the Company to obtain profitable operations or continue in the long-term as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of QN Diagnostics is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of the financial statements.

The Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (the Codification or ASC), which is an aggregation of previously issued authoritative GAAP in one comprehensive set of guidance, effective for reporting in the third quarter of 2009. In accordance with the Codification, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).

Accounts Receivable and Allowance for Bad Debts

QND carries its receivables at net realizable value. The Company will provide reserves against receivables for estimated losses that may result from a customer’s inability to pay. The amount is determined by analyzing known uncollectible accounts, economic conditions, historical losses and customer credit-worthiness. Amounts later determined and specifically identified to be uncollectible would be charged or written off against the reserve. The Company has no allowance for bad debts as of December 31, 2009.

Concentration of Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company primarily maintains its cash balances with financial institutions in federally insured accounts. At December 31, 2009, QND had funds exceeding the federally insured limits of approximately $452,000. The Company has not experienced any losses to date resulting from this practice. There were no cash equivalents at December 31, 2009.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, short-term accounts receivable and accounts payable. All instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements. The Company has not elected the fair value option for any of our assets or liabilities.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument are only used when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

Impairments

The Company assesses the impairment of long-lived assets, including other intangible assets, whenever events or changes in circumstances indicate that their carrying value may not be recoverable in accordance with ASC Topic 360-10-35, “Impairment or Disposal of Long-Lived Assets.” The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments, related primarily to the future profitability and/or future value of the assets. The Company records an investment impairment charge if it believes an asset has experienced a decline in value that is other than temporary.

Management has determined that no impairments were required during the period ended December 31, 2009.

Income Taxes

The Company is treated as a partnership for income tax purposes. Partnerships are "flow-through" entities for United States federal income taxation purposes. Flow-through taxation means that the entity does not pay taxes on its income. Instead, the members of the entity pay tax on their distributive share of the entity's taxable income, even if no funds are distributed by the partnership to the owners. Accordingly, income taxes are the responsibility of the members and the financial statements include no provision for income taxes.

Intangible Assets

The Company’s intangible assets consist primarily of patents related to lateral flow strip technology and related diagnostic technology and with a contributed fair value of $5,450,000 on July 30, 2009. At December 31, 2009, accumulated amortization was $206,985. Intangible assets are amortized using the straight line method over the estimated useful life. The weighted average estimated useful life is 11 years. Amortization expense for the period July 30, 2009 (inception) through December 31, 2009, was $206,985. The estimated aggregate amortization expense for each of the years 2010 through 2014 is $496,766.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company’s property and equipment at December 31, 2009 consisted of computer and office equipment with estimated useful lives of three years.  Depreciation expense for the period July 30, 2009 (inception) through December 31, 2009, was $699.

Recent Accounting Pronouncements

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued (subsequent events). The statement requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date.  It does not apply to subsequent events or transactions that are within the scope of other GAAP. The adoption of these provisions did not have a material effect on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Research and Development Costs

Research and development costs are expensed as incurred. On July 30, 2009, QND and QuantRx entered into a Development and Services Agreement, pursuant to which QND pays QuantRx to provide all services related to the development, regulatory approval and commercialization of lateral flow products. Research and development costs expensed from this agreement were $2,065,263. As of December 31, 2009, $337,160 in prepaid contract development fees to QuantRx and $31,500 in accounts payable to QuantRx were related to this agreement.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists and delivery or performance has occurred, provided the fee is fixed or determinable and collection is probable.

The Company’s strategy includes entering into collaborative agreements with strategic partners for the development, commercialization and distribution of its product candidates. Such collaboration agreements may have multiple deliverables. The Company evaluates multiple deliverable arrangements pursuant to ASC Topic 605-25, “Revenue Recognition: Multiple-Element Arrangements.” Pursuant to this Topic, in arrangements with multiple deliverables where the Company has continuing performance obligations, any contract, milestone and license fees are recognized together with up-front payments over the term of the arrangement as performance obligations are completed, unless the deliverable has standalone value and there is objective, reliable evidence of fair value of the undelivered element in the arrangement. In the case of an arrangement where it is determined there is a single unit of accounting, all cash flows from the arrangement are considered in the determination of all revenue to be recognized. Cash received in advance of revenue recognition is recorded as deferred revenue.

QND recognized revenues of approximately $125,000 on a development agreement, administered by its member QuantRx, related to rapid test POC products in oral care. The agreement is month-to-month with 45 day termination rights. The agreement grants certain manufacturing rights for the developed products which would survive any potential termination of the development agreement.

Use of Estimates

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and include certain estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

4.	COMMITMENTS AND CONTINGENCIES

PRIA Diagnostics

Under the terms of the contribution agreements with QuantRx and related to patents purchased from PRIA Diagnostics which were contributed to QND, additional contingent payments to PRIA of cash and common stock are required upon the achievement of certain milestone events. QND is responsible for contingent cash payments aggregating $750,000, while QuantRx will issue common stock with an aggregate fair value of $750,000 to PRIA upon achievement of the milestones. As of December 31, 2009, these milestones have not been achieved. In addition, QND will be required to pay royalties to PRIA on a quarterly basis upon the commercialization of a product utilizing the acquired technologies for five years from the initial sales date of the first such product sold.

Legal Contingencies

We may occasionally become subject to legal proceedings and claims that arise in the ordinary course of our business.  It is impossible for us to predict with any certainty the outcome of any disputes that may arise, and we cannot predict whether any liability arising from claims and litigation will be material in relation to our financial position or results of operations. As of December 31, 2009, there are no known liabilities arising from claims or litigation.

5.	MEMBERS’ EQUITY

On July 30, 2009, QuantRx and NuRx entered into agreements to form QND. Pursuant to the agreements, QuantRx contributed certain intellectual property and other assets related to its lateral flow strip technology and related diagnostic technology with a fair value of $5,450,000, and NuRx contributed $5,000,000 in cash to QND.  Following the respective contributions by NuRx and QuantRx to the joint venture, NuRx and QuantRx each own a 50% interest in QND.

Under the terms of the agreements, QND made a $2,000,000 cash distribution to QuantRx. QuantRx is committed to further capital contributions aggregating $1.55 million, comprised of: payment of milestone payments with PRIA Diagnostics (see Note 4) in QuantRx common stock (fair value of $750,000); transfer of fixed assets with a fair value of $100,000 at QND’s discretion; and a $700,000 sustaining capital contribution as required by QND. Subsequent sustaining capital contributions will be made by QuantRx and NuRx on an equal basis.

6.	RELATED PARTY TRANSACTIONS

On July 30, 2009, QND and QuantRx entered into a Development and Services Agreement, pursuant to which QND pays QuantRx to provide all services related to the development, regulatory approval and commercialization of lateral flow products. Research and development costs recognized under this agreement were $2,065,263. As of December 31, 2009, $337,160 in prepaid service fees to QuantRx and $31,500 in accounts payable to QuantRx were related to this agreement.

As of December 31, 2009, there was approximately $52,700 in accounts payable to NuRx related to payments made by NuRx  on behalf of QND to certain business and marketing consultants.

A former member of the Company’s board of managers served as a consultant to the Company on various business, strategic, and technical issues. The total expensed under this arrangement during 2009 was approximately $28,200.

7.	SUBSEQUENT EVENTS

On January 29, 2010, QuantRx entered into an Agreement and Plan of Merger with NuRx and NP Acquisition Corporation, a wholly-owned subsidiary of QuantRx. The Merger Agreement provides that NP Acquisition Corp. will be merged with and into NuRx, with NuRx continuing as the surviving corporation and a wholly-owned subsidiary of QuantRx. At the conclusion of these transactions, QND will be wholly owned by QuantRx.

The Company evaluated subsequent events that occurred from January 1, 2010 through March 26, 2010, the date the Company’s financial statements were issued. The evaluation resulted in no other impact to the financial statements.